							Exhibit 12.2
Wisconsin Public Service Corporation Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Dividends

						2003	2002
(Millions)	2002	2001	2000	1999	1998	9 Months	9 Months
EARNINGS
Earnings on common stock	$83.1	$80.6	$70.4	$67.1	$54.1	$56.2	$62.7
Federal and state income taxes	46.8	43.9	40.1	38.0	29.5	33.7	35.8

Net pretax income	129.9	124.5	110.5	105.1	83.6	89.9	98.5

Fixed charges	41.2	39.3	37.7	33.6	29.1	29.4	31.3

Subtract preference dividend requirement	4.8	4.7	4.8	4.8	4.7	3.6	3.6

Total earnings as defined	$166.3	$159.1	$143.4	$133.9	$108.0	$115.7	$126.2

FIXED CHARGES
Interest on long-term debt, including related amortization	27.2	$24.1	$21.6	$21.9	$20.4	$21.1	$20.9
Other interest	7.9	9.2	10.1	5.6	2.8	3.7	5.8
Interest factor applicable to rentals	1.3	1.3	1.2	1.3	1.2	1.0	1.0

Fixed charges before preferred dividend requirement	$36.4	$34.6	$32.9	$28.8	$24.4	$25.8	$27.7

Ratio of earnings to fixed charges	4.6	4.6	4.4	4.6	4.4	4.5	4.6

Preferred dividends (grossed up) (see below)	$4.8	$4.7	$4.8	$4.8	$4.7	$3.6	$3.6

Total fixed charges including preferred dividend	$41.2	$39.3	$37.7	$33.6	$29.1	$29.4	$31.3

Ratio of earnings to fixed charges and preferred dividends	4.0	4.0	3.8	4.0	3.7	3.9	4.0

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1	$2.3	$2.3

Tax rate	35.0%	34.4%	35.3%	35.2%	34.1%	36.1%	35.3%

Preferred dividends (grossed up)	$4.8	$4.7	$4.8	$4.8	$4.7	$3.6	$3.6